SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2015

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on November 13, 2015.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Acting Chief Financial Officer

Date: November 30, 2015

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q3 2015 FINANCIAL RESULTS

YAVNE, Israel – November 26, 2015 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter and the nine-months ended September 30, 2015.

Third Quarter Fiscal 2015 Highlights - Operating income increased 41% from third quarter of 2014 (income statement highlights compared to same period last year):

•	Operating income increased 41% from third quarter of 2014 to NIS 6.5 million (US$ 1.7 million), or 8.6% of sales
•	Sales decreased 3.3% from third quarter of 2014 to NIS 76.4 million (US$ 19.5 million)
•	Gross profit increased 0.1% from third quarter of 2014 to NIS 19.9 million (US$ 5.1 million), or 26.1% of sales
•	Net profit of NIS 7.3 million (US$ 1.8 million), or 9.5% of sales
•	Earning per share of NIS 0.55 (US$ 0.14)
•	Cash and securities balance (net of short-term bank debt) of NIS 250 million (US$ 63.8 million) as of September 30, 2015

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned subsidiary Gold Frost, a designer, developer and distributor of branded and innovative kosher dairy food products.

Third Quarter Fiscal 2015 Summary

Sales for the third quarter of 2015 decreased by 3.3% to NIS 76.4 million (US$ 19.5 million) from NIS 79.1 million (US$ 20.2 million) recorded in the third quarter of 2014. Sales decreased in the third quarter of 2015 primarily due to overall market decline in food product consumption by the Israeli consumer.

Gross profit for the third quarter of 2015 increased by 0.1% to NIS 19.9 million (US$ 5.1 million) compared to NIS 19.8 million (US$ 5 million) recorded in the third quarter of 2014. Third quarter gross margin was 26.1% compared to gross margin of 25% for the same period in 2014. The increase in gross margin was the result of a favorable mix of product revenue during the quarter as sales of higher gross margin products increased faster than sales of lower gross margin products and due to certain expense shifting from selling expenses to gross margin as a result of government regulations regarding such accounting treatment that became effective in January 2015.

Willi-Food’s operating income for the third quarter of 2015 increased by 40.1% to NIS 6.5 million (US$ 1.7 million) compared to NIS 4.7 million (US$ 1.2 million) recorded in the third quarter of 2014. Selling expenses decreased by 19.7% from the comparable quarter of 2014, primarily due to a decrease in promotion expenses principally resulting from the shifting of certain related expenses to gross margin as mentioned above and due to a decrease in vehicle and transport expenses as a result of adjusting expenses in light of lower sales.

Selling expenses as a percentage of sales decreased in the third quarter of 2015 to 10.4% compared to 12.5% in the third quarter of 2014.

General and administrative expenses increased by 5.1% from the third quarter of 2014 to NIS 5.4 million (US$ 1.4 million) compared to NIS 5.2 million (US$ 1.3 million).

Willi-Food’s income before taxes for the third quarter of 2015 was NIS 10.243 million (US$ 2.6 million) compared to income before taxes of NIS 6.6 million (US$ 1.7 million) recorded in the third quarter of 2014.

Willi-Food's net income in the third quarter of 2015 was NIS 7.3 million (US$ 1.8 million), or NIS 0.55 (US$ 0.14) per share, compared to NIS 5.1 million (US$ 1.3 million), or NIS 0.39 (US$ 0.1) per share, recorded in the third quarter of 2014.

Willi-Food ended the third quarter of 2015 with NIS 250.4 million (US$ 63.8 million) in cash and securities net of short-term bank debt. Net cash from operating activities for 2015 third quarter was NIS 20 million (US$ 5.1 million). Willi-Food's shareholders' equity at the end of September 2015 was NIS 390.3 million (US$ 99.5 million).

Nine Month Fiscal 2015 Highlights (compared to same period last year)

•	Sales decreased 7.7% to NIS 233.8 million (US$ 59.6 million);
•	Gross profit decreased 14.9% to NIS 52.5 million (US$ 13.4 million), or 22.4% of sales;
•	Operating income decreased 29% to NIS 11.8 million (US$ 3 million), or 5.1% of sales;
•	Net profit decreased 41.3% to NIS 9.7 million (US$ 2.5 million), or 4.1% of sales;
•	Earning per share of NIS 0.74 (US$ 0.19).

Nine Month Results

Willi-Food’s sales for the nine month period ending September 30, 2015 decreased by 7.7% to NIS 233.8 million (US$ 59.6 million) compared to sales of NIS 253.2 million (US$ 68.5 million) in the first nine month of 2014 primarily due to exposure to losses on account of Mega Retail Ltd.’s arrangement with creditors, as described below, and overall market decline in food product consumption by the Israeli consumer Gross profit for the period decreased by 14.9% to NIS 52.5 million (US$ 13.4 million) compared to gross profit of NIS 61.7 million (US$ 16.7 million) for the first nine months of 2014. Gross margins in the first nine months of 2015 were 22.4% compared to gross margins of 24.3% in the same period of 2014.

Operating income for the first nine months of 2015 decreased by 29% to NIS 11.8 million (US$ 3 million) from NIS 16.7 million (US$ 4.5 million) reported in the comparable period of last year. Income before taxes for the first nine month of 2015 decreased by 3 % to NIS 13.9 million (US$ 3.5 million) compared to NIS 22.1 million (US$ 6 million) recorded in the first nine months of 2014. Net profit for the first nine months of 2015 decreased by 41.6% to NIS 9.7 million (US$ 2.5 million), or NIS 0.74 (US$ 0.19) per share, from NIS 16.6 million (US$ 4.5 million), or NIS 1.28 (US$ 0.35) per share, recorded in the first nine months of 2014.

Note regarding the termination of management service agreements with companies controlled by Zwi and Joseph Joseph Williger:

Further to the Company's announcement on November 13, 2015, the Board of Directors of the Company approved the terms of termination of the management service agreements between the Company and companies controlled by Mr. Zwi Williger, who currently serves as the Company's Co-Chairman of the Board of Directors, and Mr. Joseph Williger, who currently serves as a member of the Board of Directors and the Company's President.

The management service agreement terminates after a notice period of 180 days following execution of a termination agreement on November 12, 2015.  During this notice period but in any event until at least January 15, 2016, Messrs. Zwi and Joseph Williger are to continue to manage the core business of the Company while serving as Co-Presidents of the Company.  The termination agreement is subject to the approval of certain of its terms by the Company shareholders, at which time Messrs. Zwi and Joseph Williger are to resign as directors and from all other positions with the Company.  The termination agreement provides for certain payments, including a performance bonus of NIS 2 million and a retirement bonus of NIS 1.67 million, in addition to their management fee of NIS 1.67 million during the year following the notice period, to each of Messrs. Zwi and Joseph Williger.

Note regarding the Company’s exposure to losses due to the arrangement of debts of Mega Retail Ltd. and the stay of proceedings of its subsidiary Eden Briut Teva Market Ltd.:

Further to the Company's announcement on August 18, 2015, the results for the nine months ended September 30, 2015 include a one-time reserve of NIS 1.7 million (US$ 0.5 million) reflecting the Company’s estimate of the losses it will experience due to the plan of recovery and arrangement of debts of Mega Retail Ltd. (“Mega”), Israel’s second largest supermarket chain, and the stay of proceedings of its subsidiary Eden Briut Teva Market Ltd. ("Eden").

Under the Arrangement, 30% of the existing debt to large suppliers, such as Willi-Food, would be deferred for two years until June 30, 2017, with the deferred amounts repayable thereafter in 36 equal monthly installments with 3% annual interest without linkage to the CPI (2% annual interest without linkage to CPI during two-year period of deferral) ("Deferred Debt"). The balance of payments due to suppliers would be paid in four equal weekly installments beginning July 31, 2015 or, if later, the original payment date in the case of large suppliers. In addition, the Arrangement provides that large suppliers would be given the option to convert the Deferred Debt into ordinary shares of Alon Blue Square Israel Ltd., the parent company of Mega, under the conditions stipulated in the Arrangement. The Company’s accounts receivable related to Mega, as of September 30, 2015, totalled approximately NIS 4.6 million (US$ 1.2 million). This sum includes value added tax of approximately NIS 0.7 million (US$ 0.2 million) which, if not paid, would be returned to the Company by the Israel Tax Authority. As of November 26, 2015, the Company has received payments from Mega in accordance with  the Arrangement equal to 70% of Mega’s debt to the Company.

Additionally, on July 15, 2015, the District Court in Lod, Israel approved an extension for a stay of proceedings filed on July 9, 2015 for Mega's subsidiary, Eden ("Stay of Proceedings"). As part of the Stay of Proceedings, the court appointed a trustee for Eden who is charged with, among other things,  management of Eden during the Stay of Proceedings and the negotiation and auction for the sale of Eden's assets. According to reports published by Tiv Taam Holdings 1 Ltd. ("Tiv Taam"), on August 16, 2015, the Court appproved the sale of Eden's assets for consideration of NIS 29.25 million to  Tiv Taam. According to the reports, Tiv Taam has also committed to purchase Eden's non-expired  inventory at cost. The Company’s accounts receivable related to Eden, as of the date of the Stay of Proceedings, totalled approximately NIS 0.6 million (US$ 0.2 million). This sum includes value added tax.

Appointment of Chief Financial Officer

Further to the Company's announcement on November 13, 2015, the Board of Directors appointed Mr. Pavel Buber, previously the Company's Acting Chief Financial Officer and secretary, as Chief Financial Officer and secretary of the Company.

Business Outlook

Mr. Zwi Williger, Co-Chairman of Willi-Food, commented, “We are very pleased to report a strong quarter despite the fact the continued sharp decline of consumption of food products by Israeli consumers for the third quarter in a row and despite Mega and Eden's recent reports. We were able to sustain the level of sales and maintain gross margins of 26.1%, and in addition to obtain  an increase of the operational margin by 41% to NIS 6.5 million(US$ 1.7 million). Our principal challenge will be to focus on sales of higher gross margin products and in managing expenses in order to offer our products at the low prices that our customers expect”.

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2015, U.S. $1.00 equals NIS 3.92. The translation was made solely for the convenience of the reader.

NOTE B: IFRS

The Company’s consolidated financial results for the three-month and six-month periods ended June 30, 2015 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,		December 31,	September 30,		December 31,
	2 0 1 5	2 0 1 4	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 4
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	101,067	59,219	82,902	25,763	15,095	21,132
Financial assets carried at fair value through profit or loss	129,091	164,917	122,733	32,906	42,039	31,285
Short term deposit	20,274	-	19,445	5,168	-	4,957
Trade receivables	81,668	93,579	86,690	20,818	23,854	22,098
Other receivables and prepaid expenses	2,925	2,723	3,700	746	694	943
Inventories	42,113	44,544	48,586	10,735	11,355	12,385
Current tax assets	2,047	530	1,372	521	135	350
Total current assets	379,185	365,512	365,428	96,657	93,172	93,150

Non-current assets
Property, plant and equipment	75,738	71,722	73,826	19,306	18,282	18,819
Less -Accumulated depreciation	31,137	27,635	28,579	7,937	7,044	7,285
	44,601	44,087	45,247	11,369	11,238	11,534

Other receivables and prepaid expenses	145	33	133	37	8	34
Goodwill	36	36	36	9	9	9
Deferred taxes	952	44	505	243	11	129
Total non-current assets	1,133	44,200	45,921	11,658	11,266	11,706

	424,919	409,712	411,349	108,315	104,438	104,856

EQUITY AND LIABILITIES

Current liabilities
Short-term bank debt	1	114	-	-	29	-
Trade payables	18,358	18,026	15,518	4,680	4,596	3,956
Employees Benefits	2,021	1,962	2,120	515	500	540
Current tax liabilities	-	-	-	-	-	-
Other payables and accrued expenses	3,948	5,842	7,010	1,006	1,489	1,787
Total current liabilities	24,328	25,944	24,648	6,201	6,614	6,283

Non-current liabilities
retirement benefit obligation	594	501	635	151	128	162
Total non-current liabilities	594	501	635	151	128	162

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding – 13,107,579 shares at September 30, 2015; 12,974,245 shares at December 31, 2014)	1,420	1,407	1,407	362	359	359
Additional paid in capital	125,630	120,727	121,430	32,025	30,774	30,953
Capital fund	247	247	247	63	63	63
Remeasurement of the net liability in respect of defined benefit	(57)	140	(57)	(15)	36	(15)
Retained earnings	272,757	260,746	263,039	69,528	66,464	67,051
Equity attributable to owners of the Company	390,279	383,267	386,066	101,963	97,696	98,411

	424,919	409,712	411,349	108,315	104,438	104,856

(*)    Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Nine months
	ended September 30,		ended September 30,		ended September 30,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Sales	233,783	253,245	76,433	79,067	59,593	68,537
Cost of sales	181,280	191,524	56,488	59,315	46,210	51,833

Gross profit	52,503	61,721	19,945	19,752	13,383	16,704

Selling expenses	27,189	30,336	7,962	9,916	6,930	8,210
General and administrative expenses	15,659	14,868	5,448	5,184	3,992	4,024
Other income	2,182	(147)	(3)	-	(556)	(40)

Total operating expenses	40,666	45,057	13,407	15,100	10,366	12,194

Operating income	11,837	16,664	6,538	4,652	3,017	4,510

Financial income	2,965	5,738	1,737	1,582	756	1,553
Financial (income) expense	896	293	(1,968)	(391)	228	79

Total financial income	2,069	5,445	3,705	1,973	528	1,474

Income before taxes on income	13,906	22,109	10,243	6,625	3,545	5,984
Taxes on income	4,188	5,548	2,992	1,545	1,068	1,501

Profit for the period	9,718	16,561	7,251	5,080	2,477	4,483

Earnings per share:
Basic earnings per share	0.74	1.28	0.55	0.39	0.19	0.35

Diluted earnings per share	0.74	1.28	0.55	0.39	0.19	0.35

Shares used in computation of basic EPS	13,107,579	12,974,245	13,107,579	12,974,245	13,107,579	12,974,245

(*)   Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine month		Three months		Nine months
	ended September 30,		ended September 30,		ended September 30,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Cash flows - operating activities
Profit from operations	9,718	16,561	7,251	5,080	2,476	4,222
Adjustments to reconcile net income to net cash from operating activiti (Appendix)	13,249	(4,150)	12,793	4,049	3,379	(1,058)

Net cash from operating activities	22,967	12,411	20,044	9,129	5,855	3,164

Cash flows - investing activities
Acquisition of property plant and equipment	(2,696)	(6,586)	(464)	(2,582)	(687)	(1,679)
Proceeds from sale of property plant and Equipment	456	970	(104)	-	116	247
Proceeds from purchace of marketable securities, net	(6,019)	(49,269)	(4,584)	(6,001)	(1,534)	(12,559)
Proceeds from Loan carried at fair value through profit or loss	-	65,400	-	-	-	16,671

Net cash from (used in) investing activities	(8,259)	10,515	(5,152)	(8,583)	(2,105)	2,680

Cash flows - financing activities
Proceeds of Public offering, net	3,456	-	-	-	881	-
Short-term bank debt	1	96	(3)	114	-	24

Net cash from (used in) financing activities	3,457	96	(3)	114	881	24

Increase in cash and cash equivalents	18,165	23,022	14,889	660	4,631	5,868

Cash and cash equivalents at the beginning of the financial year	82,902	36,197	86,178	58,559	21,132	9,227

Cash and cash equivalents of the end of the financial year	101,067	59,219	101,067	59,219	25,763	15,095

(*)    Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Nine months
	ended September 30,		ended September 30,		Ended September 30,
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4
	NIS				U.S. dollars (*)
	In thousands (except per share and share data)

Cash flows from operating activities:

A. Adjustments to reconcile net profit to net cash from operating activities
Decrease in deferred income taxes	(447)	(543)	773	89	(114)	(147)
Unrealized gain on marketable securities	(339)	(2,784)	(91)	(262)	(86)	(753)
Unrealized gain from short term deposit	(829)	-	(1039)	-	(211)	-
Depreciation and amortization	2,882	2,691	902	912	735	728
Capital gain on disposal of property plant and equipment	(220)	(188)	-	-	(56)	(51)
Stock based compensation reserve	757	1,423	252	476	193	385
Unrealized Gain of loan carried at fair value through profit or loss	-	(100)	-	-	-	(27)
Net foreign exchange gain	-	(786)	-	-	-	(213)

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	5,110	(11,189)	5,991	5,614	1,303	(3,028)
Decrease (increase) in inventories	6,473	9,457	4,819	(5,669)	1,650	2,560
Increase (decrease) in trade and other payables, and other current liabilities	(138)	(2,131)	1,186	2,889	(35)	(577)

	13,249	(4,150)	12,793	4.059	3,379	(1,123)

(*)    Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Pavel Buber, Chief Financial Officer
 (+972) 8-932-1000
pavel@willi-food.co.il

SOURCE: G. Willi-Food International Ltd.